EXHIBIT 99.1

Colliers International to Make Transformational Strategic Investment in Harrison Street Real Estate

Creates Leading International Asset Management Business and Further Strengthens Colliers’ Global Platform and Service Offerings

TORONTO and CHICAGO, May 14, 2018 (GLOBE NEWSWIRE) -- Leading global commercial real estate services firm Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) today announced it has agreed to make a transformational, strategic investment in Harrison Street Real Estate Capital LLC (“Harrison Street”), one of the largest real estate investment firms dedicated to the education, healthcare and storage sectors with approximately $14.6 billion in assets under management. The transaction, which is fully financed and subject to customary closing conditions, is expected to close by the third quarter of 2018.

Headquartered in Chicago, with an office in London, Harrison Street is a pioneer in demographic-based real estate investing. Since inception in 2005, the firm has established a series of disciplined and highly differentiated investment products across multiple risk/return strategies, originating and managing a series of open and closed-end real estate investment funds and liquid securities. Harrison Street investors include many of the world’s most respected sovereign wealth funds, public & corporate pension funds, endowments, insurance companies, foundations and family offices.

Under the terms of the transaction, Colliers will acquire 75% of Harrison Street from its founders for $450 million, with an additional $100 million payable in 2022, based on the company achieving certain accelerated performance targets. The senior management team of Harrison Street will hold the balance of the equity. Colliers expects the annual run rate of management fee revenue to be between $100-115 million. Harrison Street’s Co-Founder and Chief Executive Officer, Christopher Merrill, will serve as CEO, lead the operations and remains the largest individual shareholder. Harrison Street’s senior management team will continue to operate the firm’s day-to-day business as it always has, providing long-term stability for all the firms’ stakeholders.

 “The investment in Harrison Street is transformational and the most significant in our history,” said Jay Hennick, Chairman and CEO of Colliers International. “The transaction establishes us as one of the major players in global real estate investment management, providing an important new growth platform that also facilitates the integration of our existing operations in Europe. Our entrepreneurial operating and partnership philosophy aligns perfectly with Harrison Street, which brings an exceptional group of leaders to our organization and a company recognized by Pension & Investments as a best place to work in money management for the past four consecutive years.”

“In addition to its best-in-class returns, we were particularly attracted to Harrison Street’s focus on attractive real estate asset class strategies; massive segments offering significant, demographically-driven growth opportunities with defensive cycle characteristics,” said John Friedrichsen, Chief Financial Officer of Colliers International. “The recurring management fees and institutional quality reporting and governance offers Colliers another stable and recurring source of revenue and a tremendous opportunity to create value in the future.”

“As we began to explore the idea of partnering with an outside investor to position us for the future, it became clear Colliers was a perfect choice,” said Christopher Merrill. “Colliers provides long-term stability and increased alignment among our team and limited partners. The relationship strengthens our global capability and offers unique market knowledge and deep relationships with owners and occupiers of real estate around the world. Colliers’ entrepreneurial culture, decentralized management style, significant insider ownership and proven investment record was another significant difference. On behalf of our entire team, we look forward to leveraging these advantages for the benefit of our partners, employees and investors while further differentiating Harrison Street in the future,” he concluded.

In connection with this transaction, Berkshire Capital acted as financial advisor and DLA Piper acted as legal advisor to Harrison Street and the management team, while Three Ocean Partners acted as financial advisor and Winston & Strawn acted as legal advisor to certain of Harrison Street’s shareholders. Sidley Austin acted as legal advisor to Colliers.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading real estate services company with a global brand operating in 69 countries and a workforce of more than 12,000 skilled professionals serving clients in the world’s most important markets. Colliers is the fastest-growing publicly listed global real estate services company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers has also been ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

About Harrison Street Real Estate Capital

Harrison Street Real Estate Capital LLC is one of the leading real estate investment management firms exclusively focused on the Education, Healthcare and Storage sectors. The firm has created a series of differentiated investment products across multiple risk/return strategies. Headquartered in Chicago with an office in London, the firm has approximately $14.6 billion in assets under management. For more information, please visit www.harrisonst.com.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACT:
John B. Friedrichsen
Chief Financial Officer
(416) 960-9500

HARRISON STREET CONTACT:
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co. (212) 257-4170